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                                                                 Exhibit (a)(2)

                       [Casella Waste Systems, Inc. logo]



July 2, 2001


[FirstName][LastName]
[Address1]
[Address2]
[City],[State] [PostalCode]

Dear[FirstName]:

I have always strongly believed that the long-term success of our company would be due in no small part to inclusiveness--that is, to the extent all of us share common goals, common interests, and common rewards for our work.

Our various company stock option plans play an important role in building that spirit of inclusiveness. These opportunities to participate in, and benefit from, the ownership of the company create important common ground for all of us--through our individual and collective efforts, we are aligned in our dedication to the long-term growth in the value of our company.

Although there are many different views for and against the practice, I have always felt that putting this ownership in your hands and the hands of your co-workers was, and is, an important part of our mission. And, I think we've done a good job making it happen.

In that context, however, it would be fair to say that the last twelve months or so have been a challenge for the company. Quite frankly, the performance of our stock has been disappointing--self-inflicted in part, to be sure, but also the result of some market trends and events that are beyond our control, and which are hardly a reflection of the hard work and dedication of everyone on the Casella Waste Systems team.

Regardless, we are dedicated to recapturing the value inherent in the talents of our people and our market-leading integrated waste services franchise. Over the last month or so, and continuing until its completion, we have unveiled an aggressive strategy to refocus the company on its roots, and position ourselves to generate stronger, more predictable financial performance.

It would be a huge mistake for us, I believe, if we did not include in this strategy a commitment to build for you a stronger connection between the hard work you have shown and which we are asking from you, and the potential fruits of that effort. After all, given the company's current stock price, and the price of many of your stock options, that connection is weak at best.

As a result, we've developed a program designed to allow you the opportunity to make a more immediate and direct connection with the value you help create.


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Under this program, we are offering a stock option exchange program, whereby you may exchange all or some of your eligible stock options for a lesser quantity of options priced at the fair market value of our common stock on the date the new options are granted to you. The benefits are obvious: while you will enjoy fewer actual options, those options are more likely in the near future to represent real value to you and your family.

This program applies only to options issued from a company stock option plan, and not shares you may have purchased on your own in the open market.

Here's how it works:

         o Stock options granted at the per share price of $12.00 and higher can be exchanged at a rate of two-for-one. That is, for every two options you exchange, you'll receive one option. For example, 500 options exerciseable at, say, $27.00 each will get you 250 options exerciseable at the fair market value of our common stock on the date the new options are granted to you.

         o If you choose to exchange your options under this program, you must exchange the entire amount of each grant. For example, if you were issued 250 options on May 1, 2000 that you wish to exchange, you must exchange all 250 options, rather than just a portion of them. You will not receive these options if you are not then employed by the company.

         o Should you participate, your new options will be issued in six months and one day from the expiration date of the offer; and at the then-fair market value.

         o If you'd like to participate in this program, please complete and sign the enclosed agreement and return it to Mary Mullin along with your actual options agreement.

To take advantage of this exchange, please read the enclosed materials, including the exchange offer document and the risks described therein. Sign and return the agreement by July 31, 2001. Any agreements received and postmarked after July 31, 2001 will not be eligible for the exchange. If you have any questions, or would like more information, please contact Priscilla Hughes (ext. 228) or Mary Mullin (ext. 263) at the home office.

I hope you give this opportunity serious consideration; it has been put in place both to recognize the effort you have made, and we are asking you to continue to make, and to share in the value we are all working to create now and in the future.

Sincerely,


John W. Casella
Chairman and CEO

Enclosures